UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                                                                                                               SEC File No. 000-53084

(Check One):                                                                                                  CUSIP Number  960309 10 2

 X Form 10-K       Form 20-F       Form 11-K       Form 10-Q       Form 10-D       Form N-SAR        Form N-CSR

                        For Period Ended:  December 31, 2011

                                    Transition Report on Form 10-K

                                    Transition Report on Form 20-F

                                    Transition Report on Form 11-K

                                    Transition Report on Form 10-Q

                                    Transition Report on Form  N–SAR

                                    For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Westgate Acquisitions Corp.

Full Name of Registrant

Former Name if Applicable:

2681 East Parleys Way, Suite 204

Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84109

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form –SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N–SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has not finalized its financial statements for the fiscal year ended December 31, 2011, nor has the registrant’s certifying auditors had the opportunity to complete their audit of the financial statements to be included in the Form 10-K.  Accordingly, the registrant cannot complete and file its Form 10-K annual report by the due date, but expects its financial statements and audit will be completed and the Form 10-K finalized in order to file the report within the prescribed extension period.

PART IV - OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification.

                        Leonard E. Neilson                       (801)                     733-0800

                                    (Name)                                    (Area Code)        (Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is not, identify reports(s).                                                                                                       Yes X               No___

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                           Yes      No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Westgate Acquisitions Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2012                                                  By  /S/ GEOFF WILLIAMS

            Geoff Williams

President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).